UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04005646

January 12, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-12-2004

Richard J. Kolencik
Group Counsel
Marathon Oil Corporation
5555 San Felipe
Houston, TX 77056-2799

Re: Marathon Oil Corporation
Incoming letter dated December 11, 2003

Dear Mr. Kolencik:

This is in response to your letters dated December 11, 2003 concerning the shareholder proposal submitted to Marathon Oil by the General Board of Pension and Health Benefits of the United Methodist Church. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Vidette Bullock Mixon
Director of Corporate Relations and
Social Concerns
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

101778

Richard J. Kolencik
Group Counsel

MOC Administration LLC
a subsidiary of
Marathon
Oil Corporation

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rjkolencik@marathonoil. com

December 11, 2003

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for No Action Letter - Stockholder Proposal Submitted by the General Board of Pension and Health Benefits of The. United Methodist Church for Inclusion in Marathon's 2004 Proxy Statement

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon") has received a stockholder proposal and supporting statement (the "Proposal") from the General Board of Pension and Health Benefits of The United Methodist Church (the "Proponent"). The Proposal requests that it be included in Marathon's proxy statement ("2004 Proxy Statement") for the 2004 Annual Meeting of Stockholders to be held on April 28, 2004. (A copy of the Proponent's letter dated November 17, 2003 and the Proposal are attached hereto as Exhibit A.) Marathon intends on filing its definitive proxy material on or about March 10, 2004.

Marathon believes that it may properly exclude the Proposal from the 2004 Proxy Statement under Rule 14a-8(e)(2) because the Proposal was not timely received by Marathon. Consequently, we request that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Marathon excludes the Proposal from its 2004 Proxy Statement.

Marathon offers the following statement of reasons in support of its position.

The Proposal may be excluded under Rule 14a-8(e)(2) because it was not timely received by Marathon.

Rule 14a-8(e)(2) provides the timeframe within which stockholder proposals must be received in order to be considered at a company's annual meeting. Specifically, the proposal must be received at the company's "principal executive offices" not less than

120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. Marathon released its proxy statement in connection with its 2003 annual meeting on March 17, 2003. In compliance with Rule 14a-8(e)(2), Marathon stated in its 2003 proxy statement that "[s]tockholder proposals submitted for inclusion in our 2004 proxy statement must be received in writing by our corporate Secretary no later than 5:00 P.M. Central Time on November 18, 2003." (*See* Marathon Oil Corp. 2003 Proxy Statement at 6, which is attached hereto as Exhibit B). Proponent's letter was received in Marathon's customer service department located at its "principal offices" at 5:13 P.M. Central Time on November 18, 2003. (*See* Facsimile dated December 1, 2003 from Vidette Bullock Mixon to Rick K[o]lencik, which is attached hereto as Exhibit C). The fax number for Marathon's customer service department is (713) 296-2952. Ms. Mixon's letter was received by Marathon's president and chief executive officer, C. P. Cazalot, Jr. at its "principal executive offices" on November 19, 2003. (*See* date stamp on the enclosed copy of Ms. Mixon's letter, which is attached hereto as Exhibit A). Although Marathon's "principal executive offices" and customer service department are both located at its "principal offices" of 5555 San Felipe Road, Houston, Texas, faxes received in Marathon's customer service department after 5 P.M. Central Time are not delivered until the next business day. Consequently and as permitted by the rules, Marathon intends on excluding the Proposal from its 2004 Proxy Statement because the Proposal was received in Marathon's "principal executive offices" one day after the deadline. *See* Xerox Corp. (available Mar. 9, 2000) (proposal received one day after deadline was permitted to be excluded under Rule 14a-8(e)(2)). Moreover, it was not even received by our customer service department until after 5:00 P.M. Central Time, the deadline stated in our 2003 proxy statement.

Based upon the reasons set forth above and in accordance with Rule 14a-8(e)(2) of the Securities and Exchange Act of 1934, as amended ("Exchange Act"), Marathon respectfully requests that the Staff confirm that it will not recommend any enforcement action if Marathon omits the Proposal from the 2004 Proxy Statement. By copy of this letter to Vidette Bullock Mixon, Director of Corporate Relations and Social Concerns for the General Board of Pension and Health Benefits of The United Methodist Church, Marathon respectfully notifies them of its intention to exclude the Proposal from its 2004 Proxy Statement.

In accordance with Rule 14a-8(j) of the Exchange Act, Marathon is enclosing six copies of this letter and all exhibits to this letter, including the Proposal. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed stamped envelope.

If the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested above, Marathon would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call me at 713-296-2535 if you have any questions.

Sincerely,

Richard J. Kolencik
Group Counsel

RJK/ca
Attachments

cc w/attachments:
Vidette Bullock Mixon
Director of Corporate Relations and Social Concerns
General Board of Pension and Health Benefits of The United Methodist Church
1201 Davis Street
Evanston, Illinios 60201-4118

EXHIBIT A

CPC 11/20

Copy to JH

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

November 17, 2003

Clarence P. Cazalot, Jr. CEO
Marathon Oil Corporation
5555 San Felipe Avenue
Houston, TX 77056-2723

Via regular mail and facsimile: 713-296-2952

Dear Mr. Cazalot:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $11 billion for over 67,000 of its active and retired participants. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society In such capacity, the General Board has an investment position of 45,898 shares of common stock in Marathon Corporation.

We appreciate receiving the letter from Mr. Howard *(November 14, 2003)* and commend management for the 2001 Sustainable Global Performance Report which is translated into three languages. However, after reviewing this information we continue to have unanswered questions. While we agree that there is always the need for "continued research on the potential impacts of greenhouse gases on climate change" as shareholders in Marathon, we request to learn, among other information:

- if our company, at the very minimum, accepts that the science is certain enough and the risks large enough to support action;
- how our company is responding to the multiple risks to oil and gas companies presented by climate change;
- how our company is responding to the economic opportunities that are emerging in this area.

We understand from Mr. Howard's letter that our company is preparing a 2004 report using 2002 and 2003 data, but since we do not know the content of this report or have any current data to support our company's commitment to excellence, we are submitting this shareholder proposal. Again, please know that we do so with the hopes of initiating substantive dialogue regarding our company's climate change policies and reporting.

Therefore, I am hereby authorized to notify you of our intention to this resolution for consideration and action by the stockholders at the 2004 Annual Meeting. We also request that the resolution and our support of it be included in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of Corporation shares, with a value of at least $2,000 for at least twelve months prior to the date of filing this 2004 shareholder proposal. Proof of the General Board's ownership of these shares is enclosed. It is our intent to maintain ownership of Marathon stock through the date of the Annual Meeting.

Representatives of the General Board welcome the opportunity to dialogue with management on this matter.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns

RECEIVED
NOV 19 2003
C.P. CAZALOT, JR.

CLIMATE CHANGE RESOLUTION [OIL & GAS]

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change pose risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

EXHIBIT B

Marathon Oil Corporation

Notice of Annual Meeting of Stockholders and Proxy Statement

2003

Wednesday, April 30, 2003
10:00 A.M. Central Time

Conference Center Auditorium
Marathon Oil Tower
5555 San Felipe Road
Houston, Texas 77056

Please vote promptly either by:

- telephone,
- the Internet, or
- marking, signing and returning your proxy or voting instruction card.

How many outstanding shares are there?

At the close of business on March 3, 2003, which is the record date for the meeting, there were 309,853,561 shares of Marathon common stock outstanding.

How big a vote do the proposals need in order to be adopted?

Directors are elected by a plurality of the votes of the shares present in person at the meeting and those represented by proxy and entitled to vote; that is, those receiving the most votes are elected, even if they receive less than a majority. Each of the other proposals will be approved if it receives a majority of the votes of the shares present in person at the meeting and those represented by proxy and entitled to vote. Abstentions are counted as votes present and entitled to vote and have the same effect as votes against a proposal. Broker non-votes are not counted as either votes for or votes against a proposal. Both abstentions and broker non-votes are counted in determining that a quorum is present for the meeting.

What are broker non-votes?

The New York Stock Exchange permits brokers to vote their customers' shares on routine matters when the brokers have not received voting instructions from their customers. The election of directors and the election of independent auditors are examples of routine matters on which brokers may vote in this way. Brokers may not vote their customers' shares on non-routine matters such as the approval of the 2003 Incentive Compensation Plan, the stockholder proposal to submit a rights plan to a stockholder vote, mergers and contested proposals, unless they have received voting instructions from their customers. Non-voted shares on non-routine matters are broker non-votes.

What constitutes a quorum?

Under our by-laws, a quorum is one-third of the voting power of the outstanding shares of stock entitled to vote.

Will my vote be confidential?

All voting records which identify stockholders are kept permanently confidential except as necessary to meet legal requirements and in other limited circumstances such as proxy contests. The vote tabulators and the inspector of elections are required to execute confidentiality agreements.

How will voting be conducted on other matters raised at the meeting?

If any matters are presented at the meeting other than the proposals on the proxy card, the proxy committee will vote on them using their best judgment. Your signed proxy card, or your telephone or Internet vote, gives them the authority to do this. Under our by-laws, notice of any matter to be presented by a stockholder for a vote at the meeting must have been received by our corporate Secretary on or after January 6, 2003 and no later than February 5, 2003, and it must have been accompanied by certain information about the stockholder presenting it. We have not received notice of any matter to be presented other than those on the proxy card.

When must stockholder proposals be submitted for the 2004 annual meeting?

Stockholder proposals submitted for inclusion in our 2004 proxy statement must be received in writing by our corporate Secretary no later than 5:00 P.M. Central Time on November 18, 2003. Stockholder proposals submitted outside the process for inclusion in the proxy statement must be received from stockholders of record on or after January 2, 2004 and no later than February 1, 2004 and must be accompanied by certain information about the stockholders making the proposals, in accordance with our by-laws.

EXHIBIT C

1200 Davis Street, Evanston, IL 60201
Fax: (847) 866-4637

General Board of Pension and Health Benefits

Fax

To:	Rick Kelencik	**From:**	Vidette Bullock Mixon Videttebullock_mixon@gbophb.org
Fax:	713.296.4227	**Pages:**	3
Phone:	713.296.2535	**Date**	December 1, 2003
Re:	Marathon Oil	**CC:**	

☐ Urgent For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Mr. Kelencik:

As a follow-up to our conversation, I am faxing to you confirmation that on November 18, 2003 at 5:13 PM my office faxed to 713.296.2952 documents that were received. Earlier the same day at 3:24 PM we attempted to fax the same documents, but the telephone line was busy. I trust this information is responsive to your request.

Vidette Bullock Mixon

Dialed Number :	11/18/2003 5:13:06 PM	trunk 4	866-81703	Incoming	OUTGOING	Private :		NO
	713-296-2952		Location :	HOUSTON TX		00:01:12	$0.00	
Name :	Fax	EXTENSION :		4611		Answered :	YES	
						Queue Time :	N/A	

TOTAL NUMBER OF CALLS:	**2**
TOTAL CALL COST:	**$0.00**
TOTAL DURATION:	**00:02:36**
AVERAGE CALL COST:	**$0.00**
AVERAGE DURATION:	**00:01:18**

 12/1/2003 1

Roland Hissong
General Board of Pension and Health Benefits
of the United Methodists
847 866 4596 Voice & Fax
mailto:rhissong@gbop.org

12/1/2003

MESSAGE CONFIRMATION

11/18/2003 15:24
ID=GENERAL BOARD OF PENSIONS TREAS.

DATE	S,R-TIME	DISTANT STATION ID	MODE	PAGES	RESULT	
11/18	00'00"	917932962952	CALLING	00	BUSY	10A2

11/18/2003 15:12 GENERAL BOARD OF PENSIONS TREAS. → 917932962952 NO.524 001

November 17, 2003

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-[illegible]
[illegible]

Clarence P. Cazalot, Jr. CEO
Marathon Oil Corporation
5555 San Felipe Avenue
Houston, TX 77056-2723

Via regular mail and facsimile: 713-296-2952

Dear Mr. Cazalot:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $11 billion for over 67,000 of its active and retired participants. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. In such capacity, the General Board has an investment position of 45,898 shares of common stock in Marathon Corporation.

We appreciate receiving the letter from Mr. Howard *(November 14, 2003)* and commend management for the 2001 Sustainable Global Performance Report which is translated into three languages. However, after reviewing this information we continue to have unanswered questions. While we agree that there is always the need for "continued research on the potential impacts of greenhouse gases on climate change" as shareholders in Marathon, we request to learn, among other information:

- if our company, at the very minimum, accepts that the science is certain enough and the risks large enough to support action;
- how our company is responding to the multiple risks to oil and gas companies presented by climate change;
- how our company is responding to the economic opportunities that are emerging in this area

We understand from Mr. Howard's letter that our company is preparing a 2004 report using 2002 and 2003 data, but since we do not know the content of this report or have any current data to support our company's commitment to excellence, we are submitting [illegible]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marathon Oil Corporation
Incoming letter dated December 11, 2003

The proposal relates to green house gas emissions.

We are unable to concur in your view that Marathon Oil may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Marathon Oil may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor